www.brandywinerealty.com
Cira Centre | 2929 Arch Street, Suite 1800 | Philadelphia, PA 19104 | t 610.325.5600 f 610.325.5622

August 13, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
101 F. Street, N.E.
Washington, D.C. 20549
ATTN: Eric McPhee, Shannon Menjivar, Catherine De Lorenzo and Isabel Rivera
Re:     Brandywine Realty Trust
    Form 10-K for the year ended December 31, 2023
    File No. 001-09106
Brandywine Operating Partnership, L.P.
Form 10-K for the year ended December 31, 2023
File No. 000-24407
Ladies and Gentlemen:
We are submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated July 30, 2024 (the “Comment Letter”) with regard to the Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) of Brandywine Realty Trust and Brandywine Operating Partnership, L.P. (together, the “Company”).
Set forth below in italicized text are the comments contained in the Comment Letter. Immediately below each of the Staff’s comments is the Company’s response to that comment, as applicable. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter.
Form 10-K for the year ended December 31, 2023 Item 2. Properties, page 25
1.We acknowledge your response to prior comment 1. Please tell us, and in future Exchange Act reports discuss, how rent concessions, or abatements, tenant
300856042v6

improvements or other inducements, impacted your average annualized rent for the reporting period.
Company Response:
In response to the Staff’s comment, in our future Exchange Act reports, we will discuss how rent concessions, or abatements, tenant improvements or other inducements, impact our average annualized rent for the reporting period. In particular:
In our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Second Quarter Form 10-Q”), we expanded the table (on page 32) that summarizes leasing information, including average annual rent per square foot for each reporting period and average annualized capital as a percentage of average annual rent
We have also added a discussion below the table regarding the correlation between leasing capital costs and annualized rents. As reflected in the discussion, our actual annualized leasing capital costs as a percentage of annualized rents are largely a function of the composition of our leases to new tenants or renewals with existing tenants, in addition to size and timing of occupancy. We generally experience lower leasing costs in connection with the renewal of leases with existing tenants compared to leases with new tenants. Our properties compete for tenants with similar properties primarily on the basis of location, total occupancy costs (including base rent and operating expenses), services and amenities, and the design and condition of the properties. As leases at our properties expire, we face competition to renew or re-let space in light of the competing properties within the applicable markets. As a result, and as part of customary lease negotiations, we are often required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or potential below market renewal options, all of which impact, in varying degrees, annualized rents. Consistent with the foregoing, and as highlighted in footnote (6) to the leasing table on page 32, the reduction in our leasing capital costs for the three month period ended June 30, 2024 compared to the prior year period was primarily due to a large tenant that renewed a lease with a below average renewal term, resulting in lower leasing commissions and tenant improvements funded by us.

2.We note your explanation in response to prior comment 2 that you use non-formulaic and qualitative adjectives to describe the mix of qualities taken into consideration within a given market. To provide investors with appropriate context, please tell us and in future Exchange Act periodic reports define the qualities of your assets or the qualities of prospective properties or developments that you consider in each market when determining whether a property is "quality" or "high quality."

Company Response:
In response to the Staff’s comment, in future Exchange Act reports, we will highlight and contextualize, as material, the qualities that we consider in assessing our current and prospective portfolio of properties. Our Second Quarter Form 10-Q, states, under an “Overview” section within the MD&A: “In assessing our portfolio properties as quality or high quality, we consider both quantitative and qualitative attributes of our Properties in relation to other properties within a given submarket or adjacent submarkets that compete with our portfolio for tenants. The attributes we consider in our assessment include the age and condition of the property, average asking rental rates, access to mass transit and highways, floorplate efficiencies, amenities within, and nearby, the property and availability of parking as well as market demographics such that bear on demand for space at our portfolio.”
Moreover, when we use non-formulaic and qualitative adjectives in future Exchange Act reports, we will explain, in connection with such use and as may be material to investor understanding of the context for such use, that the adjectives are subjective and involve management judgement. We believe our use of “quality” or “high-quality” reflect multiple attributes, such as those highlighted above, that, with minor variation, are universal within all of our submarkets, including building age and condition, floor plate size and efficiency, amenities offerings both nearby and within the property, location of the property to mass transportation, if applicable, and access to highways. As we noted in our response to the Staff’s comment letter dated May 2, 2024, we believe our use of “quality” and “high quality,” are reflective of the mix of these attributes sought by current and prospective tenants for their space needs in relation to competing properties within the applicable markets of the properties and are also reflective of attributes evaluated by current and prospective investors in our properties and those properties we might seek to develop, acquire or sell from time to time.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

3.We note that your response to prior comment 3 indicates that within the Management's Discussion and Analysis section of your 2023 Annual Report on Form 10-K there was a specific discussion of the impacts that increased interest rates have had on your business, including the current impacts of higher interest rates on property valuations, acquisition/disposition activity, results of operations, financial condition, and liquidity. The discussion of the impact of interest rates within that section appears to be hypothetical, other than the results of operations discussion of interest expense and equity in loss of unconsolidated real estate ventures. While we note that the termination of the purchase and sale agreement was disclosed in the discussion of impairment charges, this was not linked to the increase in interest rates or the resulting reduced lending to owners of commercial real estate. Please tell us what consideration you gave to discussing this transaction, the reasons it was not successful, and the potential implications, within the Management's Discussion and Analysis section.

Company Response: We acknowledge the Staff’s comment. Our primary consideration for discussing this specific transaction was to highlight conditions, including higher interest rates and reduced lender activity, that we were experiencing and believed were emblematic of the current market. In this regard, the primary factors that contributed to the termination of the transaction were the lack of availability of third party financing on terms acceptable to the potential buyer, and our unwillingness to provide seller financing on terms mutually acceptable to the potential buyer and to us. We acknowledge the Staff’s comment that the discussion of the transaction in the Management's Discussion and Analysis section of the 2023 Form 10-K was not correlated to the foregoing market conditions bearing on costs and availability of capital; and we confirm that in future Exchange Act periodic reports we will include discussion consistent with the Staff’s comment and Item 303 of Regulation S-K.
In connection with this response, the Company acknowledges that the Company is responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please let us know if you have any further questions or comments that we should address. I can be reached at 610-832-7434.
Best Regards,
/s/ Thomas E. Wirth
Thomas E. Wirth
Executive Vice President & CFO

Brandywine Realty Trust